FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2005


                        Commission File Number 000-30678

                               GLOBAL SOURCES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

                                  Canon's Court
                               22 Victoria Street
                            Hamilton, HM 12, Bermuda
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X      Form 40-F
                                       --

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                            ------    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- --------------------

                                TABLE OF CONTENTS


Signatures
Exhibit 1 Press Release dated March 18, 2005.

Financial Statements and Exhibits.


Exhibit 99.1 Press Release dated March 18, 2005.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GLOBAL SOURCES LTD.
                                   (Registrant)


                                   By:          /s/ Eddie Heng Teng Hua
                                          --------------------------------------
                                          Name:    Eddie Heng Teng Hua
                                          Title:   Director and Chief Financial
                                                   Officer

Date: March 18, 2005

                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE
                                            Global Sources Investor contact:
                                            Kirsten Chapman & Moriah Shilton
                                            Lippert/Heilshorn & Associates, Inc.
                                            Tel: (415) 433-3777
                                            Fax: (415) 433-5577
                                            e-mail: kirsten@lhai-sf.com
                                                    -------------------

Global Sources contact in Asia:             Global Sources contact in U.S.:
Camellia So                                 James W.W. Strachan
Tel: (852) 2555 5023                        Tel: (602) 978 7504
Fax: (852) 2518 8764                        Fax: (602) 978 7512
e-mail: cso@globalsources.com               e-mail: strachan@globalsources.com
        ---------------------                       --------------------------


            Global Sources Announces US$40.5 Million Equity Placement

NEW YORK, March 18, 2005 - Global Sources Ltd. (NASDAQ: GSOL) announced today that it has received definitive commitments from unaffiliated institutional investors for the purchase of an aggregate of 3,000,000 shares at US$13.50 per share of registered common shares for aggregate proceeds of US$40.5 million. The shares were offered through a prospectus supplement pursuant to the Company's effective shelf registration statement. The share price represents a 19.5 percent discount to the closing price of US$16.78 per share on the Nasdaq National Market on March 17, 2005. The offering is expected to close on or about March 23, 2005.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

WR Hambrecht + Co., LLC served as placement agents for the offering. A prospectus and prospectus supplement relating to this transaction may be obtained from WR Hambrecht + Co., LLC at 420 Lexington Avenue, Suite 1825, New York, NY 10170, or directly from the company.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company that facilitates global trade, with a particular focus on the China market, by providing information to international buyers and integrated marketing services to suppliers.

We deliver content to our communities through our leading network of nine vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.

We serve a growing, independently certified community of more than 423,000 active buyers in over 230 countries and territories. These buyers generate more than 4 million inquiries annually for more than 130,000 suppliers through Global Sources Online alone. We offer extensive creative services and export consultation through 150 client service officers in Greater China and other leading supply markets, and through more than 800 sales representatives who make approximately 40,000 supplier visits monthly. In mainland China, we have 23 years on-the-ground presence, supported by more than 1,100 team members in 44 locations throughout the country.

Global Sources' solutions are based on 34 years as a trade magazine publisher serving the global trade community, 14 years as a trade management software developer, 13 years as manager of trade shows in Asia, and nine years as an online marketplace operator.

This news release contains forward-looking statements within the meaning of
Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.